UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
May 3, 2007

Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

000-13727
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  / /        Form 40-F  / x /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

The Registrant's material change report and its press release dated April 30, 2007, as well as its unaudited financial statements, and its Management's Discussion and Analysis, each as of March 31, 2007, are incorporated by reference herein.

(c)	Exhibit 99.1.	Material change report and press release dated April 30, 2007
	Exhibit 99.2.	First Quarter 2007 Financial Results, including press release dated April 30, 2007, and for the period ending March 31, 2007, the Registrant's financial and operating highlights, and unaudited financial statements (as filed on Sedar on May 1, 2007) and management's discussion and analysis.

 Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pan American Silver Corp. (Registrant)
May 3, 2007 (Date)	/s/ ROBERT PIROOZ Robert Pirooz General Counsel